UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On April 10, 2024, Wallbox N.V. (the “Company” or “Wallbox”) announced that it has appointed Luis Boada as the Company’s Chief Financial Officer effective May 15, 2024. Mr. Boada will succeed Jordi Lainz in this position, and Wallbox intends to nominate Jordi Lainz to serve as a member of the Company’s Board of Directors at the Company’s 2024 annual general meeting of shareholders.

Mr. Boada joins the Company from Fluidra, S.A., a multinational group that provides pool equipment and connected solutions and is listed on the Spanish Stock Exchange, where he has worked for the past eight years, most recently as the Chief Financial Officer of Fluidra North America.

A copy of the press release announcing the foregoing is attached hereto as Exhibit 99.1.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Report on Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing of the new Chief Financial Officer’s commencement of service and the expected nomination of Jordi Lainz to serve on the Company’s Board of Directors. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the important factors discussed under the heading “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Report on Form 6-K. Any forward-looking statement that Wallbox makes in this Report on Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323 and 333-276491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated April 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: April 10, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer